Exhibit 99.1

HEXO Corp. Files Circular for Special Meeting of Shareholders to Approve Arrangement With Tilray Brands, Inc.

Tilray Arrangement Determined to be Fair to Shareholders and in the Best Interests of the Company

No Viable Alternatives for HEXO Other Than the Arrangement with Tilray

Shareholders Encouraged to Vote In Advance of the Special Meeting on June 14, 2023

Shareholders Who Have Questions or Need Assistance Voting Should Contact Kingsdale Advisors, by phone at 1-866-581-1489 (North America Toll Free) or 416-623-2516 (Outside North America), or by email at contactus@kingsdaleadvisors.com

For more information, please visit www.HEXOVOTE.com

GATINEAU, Québec--(BUSINESS WIRE)--May 16, 2023--HEXO Corp. (TSX: HEXO; NASDAQ: HEXO) (“HEXO” or the “Company”) announced today the mailing of the management information circular (the “Circular”) for the special meeting (the “Meeting”) of the common shareholders of the Company (the “Shareholders”), to be held virtually on June 14, 2023 at 10:00 a.m. (Eastern Time) in accordance with an interim order of the Ontario Superior Court of Justice (Commercial List) obtained on May 10, 2023. The Circular and related materials have also been filed under HEXO’s profiles on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

The Meeting has been called for Shareholders to vote on the previously announced arrangement agreement (the “Arrangement Agreement”) with Tilray Brands, Inc. (“Tilray”), whereby Tilray will acquire all of the issued and outstanding common shares of the Company (the “Company Shares”). Shareholders will receive 0.4352 of a share of Tilray common stock (the “Tilray Shares”) for each whole Company Share held (the “Arrangement”).

The Company’s Board of Directors (the “Board”) (excluding certain conflicted directors) and the special committee comprised solely of independent directors of the Company (the “Special Committee”) unanimously recommend that Shareholders vote FOR the Arrangement at the Meeting. The Board and the Special Committee have determined that the Arrangement, as well as the previously announced and concurrently signed Waiver and Amendment Agreement entered into by the Company and Tilray (the “Waiver and Amendment Agreement”), are in the best interests of the Company and that the Arrangement is fair to Shareholders.

The Circular includes full details of the recommendations of the Board and the Special Committee and the Arrangement, including the various factors considered by the Board and the Special Committee in making their respective recommendations. The Circular also includes the formal valuation (the “Formal Valuation”) and fairness opinion (the “Fairness Opinion”) of the independent valuator selected by the Special Committee, Haywood Securities Inc. (“Haywood”), an independent Canadian investment bank with strong cannabis industry experience.

Specifically, Haywood concluded as follows:

  the fair market value of the Company Shares is nil ($0), and the consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, subject to the assumptions, limitations and qualifications contained in the Fairness Opinion.

Shareholders are advised to consult the Circular for a more detailed list of the various factors considered by the Special Committee and the Board in making their respective determinations and recommendations and to carefully review the risk factors, the Formal Valuation, the Fairness Opinion and the other details described in the Circular in considering whether or not to vote in favour of the Arrangement.

FACTORS CONSIDERED BY THE SPECIAL COMMITTEE AND THE BOARD IN RECOMMENDING THAT SHAREHOLDERS VOTE IN FAVOUR OF THE ARRANGEMENT:

  No Viable Alternatives to the Arrangement with Tilray. There are a number of factors that made it extremely challenging for the Company to secure any additional funding to finance its business and operations in order to meet its obligations and avoid defaulting in the near term, including:
    The extensive contractual prohibitions, restrictions, covenants and other terms of the amended and restated senior secured convertible note due 2026 issued by the Company and held by Tilray (the “Amended Senior Secured Note”);
    The regulatory and other constraints on the Company’s ability to access the public capital markets;
    The Company’s high level of secured indebtedness;
    The Company’s diminishing cash resources and financial condition; and
    The Company’s contractual commitments, including its future monthly payment obligations to Tilray.

Therefore, the Special Committee and the Board determined that there would have been a significant likelihood of the Company defaulting on its covenants under the Amended Senior Secured Note if the Company had not been able to agree on a strategic transaction with Tilray. In addition, the Special Committee determined that Tilray would not provide any waivers or amendments in respect of those covenants, otherwise than on the terms of the Arrangement Agreement and the Waiver and Amendment Agreement.

Consequently, the Special Committee and the Board determined that there is no viable strategic, corporate or financing alternative available to the Company, other than a transaction with Tilray, concluded on terms acceptable to Tilray, that would deliver some acceptable and fair value for Shareholders while preserving the Company as a continuing business for the benefit of all stakeholders. The foregoing determination was accepted by Haywood as independent valuator and provider of the Fairness Opinion.

  Independent Valuation Concludes Fair Market Value of Company Shares is Nil ($0). The independent valuator, Haywood, concluded that, subject to the assumptions, limitations and qualifications contained in the Formal Valuation and Fairness Opinion as of April 9, 2023: (i) the fair market value of the Company Shares is nil, and (ii) the consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view.
  Bleak Prospects for the Company if Arrangement is not Approved and Completed. The Company has consistently reported operating losses and has yet to generate positive cash flows or earnings. The Company remained subject to, amongst other covenants, a minimum liquidity covenant of US$20 million under the Amended Senior Secured Note as well as a requirement to achieve Adjusted EBITDA of not less than US$1.00 for each of the Company’s quarters beginning with the quarter ending April 30, 2023. If the Arrangement is not completed, the Company will be confronted with immediate default of covenants under the Amended Senior Secured Note, with no assurance that Tilray would agree to waive or permit such default other than as contemplated under the Amended Senior Secured Note, and the Company would then be facing the prospect of a near-term insolvency event. In such circumstances, the trading value of the Company Shares would likely decline significantly from the current trading price, and potentially would have little to no economic value. In addition, the provisions of the Amended Senior Secured Note make it extremely unlikely that any third party would be willing either to acquire all of the Company Shares or that the Company would otherwise be able to secure any other strategic, corporate or financing alternative, in the form of debt or equity.
  Ongoing Equity Participation in Combined Entity; Greater Liquidity. Following the completion of the Arrangement, Shareholders will hold Tilray Shares and participate in any future increases in the value of Tilray Shares. Shareholders will thereby continue to participate in the value realized with the development and operation of the Company’s assets and business within Tilray. In addition, once the Arrangement is consummated, Shareholders will hold Tilray Shares which, given the greater number of shares and the diversified resource portfolio of the combined entity, should provide Shareholders with greater liquidity and long-term prospects of potential accretion in their investment.
  Access to Tilray’s Strategic Footprint, Operational Scale and Strong Management Team. The Arrangement will provide Shareholders with exposure to Tilray’s diversified portfolio of operating assets with its operations in research, cultivation, and distribution across Canada and internationally, as well as to Tilray’s management team, which has extensive experience and a strong track record in consumer-packaged goods and cannabis. If the Arrangement is approved, the resulting organization is expected to benefit from increased economies of scale to better compete in an increasingly competitive cannabis production industry and should have an enhanced capital markets and financial profile.

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN

Shareholders are encouraged to vote in advance of the meeting, in accordance with the instructions accompanying the form of proxy or voting instruction form mailed to Shareholders together with the Circular. Further details and voting instructions can be found in the Circular or at www.HEXOVOTE.com.

The Company has retained Kingsdale Advisors to act as strategic shareholder advisor and proxy solicitation agent, and Kingsdale Advisors is available to answer information requests from Shareholders with regard to shareholder approval of the Arrangement and related matters. Communications with Kingsdale Advisors may be made by telephone at 1-866-581-1489 toll-free in North America or at 416-623-2516 outside of North America, or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your Company Shares, please visit www.HEXOVOTE.com.

About HEXO Corp.

HEXO is an award-winning licensed producer of premium products for the global cannabis market. HEXO delivers a thoughtfully curated portfolio of both recreational and therapeutic cannabis products that inspire customer loyalty. HEXO’s brands include HEXO, Redecan, Original Stash, Bake Sale and T 2.0, as well as medical cannabis products.

HEXO’s world-class Canadian grow sites are unmatched in size, technological advantage and yield of high-quality cannabis, driving innovation through every step of the process. HEXO operates three major grow sites in Ontario and Québec, including one of the largest growth facilities in North America. HEXO Corp. is a publicly traded company under the tickers (TSX: HEXO) and (NASDAQ: HEXO).

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“Forward-Looking Statements”). Forward-Looking Statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements with respect to the Arrangement, including the expected timing of closing and various steps to be completed in connection with the Arrangement, statements with respect to the impact of the Arrangement on the value of the Tilray Shares, and other statements that are not historical facts.

Forward-Looking Statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements. There can be no assurance that such Forward-Looking Statements will prove to be accurate. Such Forward-Looking Statements are based on numerous assumptions, including assumptions regarding the ability to complete the Arrangement on the contemplated terms, that the conditions precedent to closing of the Arrangement can be satisfied, and assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company operates.

Although the Company believes that the Forward-Looking Statements in this news release are based on certain expectations and assumptions that are current, reasonable and complete, these statements are by their nature based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company or Tilray to be materially different from any future results, performance or achievements expressed or implied by the Forward-Looking Statements. Forward-looking statements are subject to a variety of risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by forward-looking statements, including, without limitation: there can be no certainty that the Arrangement will be completed and, if the Arrangement is not completed, the Company will be confronted with immediate or near term default under the Amended Senior Secured Note and there may be a significant decline in the trading value of the Company Shares; Shareholders will receive a fixed number of Tilray Shares which will not be adjusted to reflect any change in the market value of the Tilray Shares or Company Shares prior to the closing of the Arrangement; the Company will incur costs even if the Arrangement is not completed and may have to pay a company termination fee or a reimbursement fee to Tilray; while the Arrangement is pending, the Company is restricted from taking many actions; there can be no assurance that the anticipated benefits of the Arrangement will be realized as forecasted, including that the integration of Tilray and the Company will occur as planned and/or that any potential synergies will be achieved; the Company will not continue as a public company and potential opportunity for growth will be eliminated; the Arrangement may divert the attention of the Company’s management; the Company’s business relationships may be subject to disruption due to uncertainty associated with the Arrangement; Shareholders interest in the Company’s business will be diluted; the business of Tilray after completion of the Arrangement will be subject to the risks currently affecting the businesses of Tilray and the Company; certain third parties may have the right to terminate their contracts, agreements or other arrangements with the Company as a result of the change of control of the Company that would occur upon completion of the Arrangement and therefore Tilray may not have the full benefit of the rights and assets it is seeking to acquire through its acquisition of the Company pursuant to the Arrangement; and general business, economic, competitive, political, regulatory and social uncertainties, including uncertainty related to the cannabis markets.

Forward-Looking Statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these Forward-Looking Statements, which speak only as of the date of this press release. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these Forward-Looking Statements. Important factors that could cause actual results to differ from these Forward-Looking Statements are included in the “Risk Factors” section of the Company’s Annual Information Form, as supplemented by the “Risks and Uncertainties” section of the Company’s Management Discussion and Analysis for the three and six months ended January 31, 2023 (“Q2 2023 MD&A”).

Readers are further cautioned that the lists of factors enumerated in the “Risk Factors” section of the Company’s Annual Information Form and the “Risks and Uncertainties” section of the Q2 2023 MD&A that may affect future results are not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and potential events and should not rely on the Company’s Forward-Looking Statements to make decisions with respect to the Company. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any Forward-Looking Statements as a result of new information or future events, or for any other reason.

Contacts

For media or investor inquiries:
invest@hexo.com